Exhibit 12.2
ARIZONA PUBLIC SERVICE COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES
($000’s)

	Nine Months
	Ended	Twelve Months Ended
	September 30,	December 31,
	2005	2004	2003	2002	2001	2000
Earnings:
Income From Continuing Operations	$152,136	$199,627	$180,937	$199,343	$280,688	$306,594
Income Taxes	89,257	120,030	86,854	126,805	183,136	195,665
Fixed Charges	134,707	181,372	181,793	168,985	166,939	179,381

Total Earnings	$376,100	$501,029	$449,584	$495,133	$630,763	$681,640

Fixed Charges:
Interest Charges	$109,711	$146,983	$147,610	$133,878	$130,525	$141,886
Amortization of Debt Discount	3,106	4,854	3,337	2,888	2,650	2,105
Estimated Interest Portion of Annual Rents	21,890	29,535	30,846	32,219	33,764	35,390

Total Fixed Charges	$134,707	$181,372	$181,793	$168,985	$166,939	$179,381

Ratio of Earnings to Fixed Charges (rounded down)	2.79	2.76	2.47	2.93	3.77	3.79